UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2020

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada (State or other jurisdiction of organization)	81-3431472 (I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

702-960-7778

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II - ANNUAL REPORT

OUR BUSINESS

Overview of our Business

We are a holding company which, through our wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale cannabis licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, our wholly-owned operating subsidiary (“Qualcan”), operates a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic technology and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. Qualcan is a vertically integrated cannabis company with wholesale, distribution and retail operations in Las Vegas and Reno, Nevada.

Looking ahead, we have obtained two additional retail licenses in Las Vegas and Carson City. We also intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry.

Our Operations and Strategic Plan

The sale and use of cannabis for medical purposes has been legal in the State of Nevada since 2014 and for recreational purposes since 2016 (though federal law in the United States continues to prohibit the use of cannabis). Qualcan has dedicated the years since legalization to honing its growing techniques and product selection, sourcing top-tier cannabis industry management and establishing a highly sophisticated and experienced board of directors. The time invested in building this organization has created a strong foundation for pursuing an aggressive growth and expansion strategy via acquisitions and using our proven growth, sales and marketing formulas. We believe these formulas are responsible for rapidly building Qualcan into one of the top brands in Las Vegas. As noted above, Qualcan has six dispensary licenses – two medical and four recreational, establishing itself as a vertically integrated cannabis organization, resulting in enhanced economies of scale and competitive positioning. Qualcan currently operates a highly efficient, state-of-the-art 24,000 square foot cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month.

These facilities were established utilizing the latest concepts in agronomic and sustainable technologies ensuring that patients and consumers are provided with a clean product for which lab results exceed established Nevada regulatory department guidelines. The State of Nevada requires certain cutoff thresholds with regard to any impurities found within lab results, however we take it upon ourselves to establish even more aggressive cutoffs to ensure our products are known as a safe choice for consumers. We hold ourselves accountable for testing our products with laboratories known for their core sense of ethics and ability to provide accurate results. Another benefit provided by these outside laboratories is the ability for us to continue growing strains known to produce a high average tetrahydrocannabinol (“THC”), cannabidiol (“CBD”), and terpene concentration, which we believe translates into a more attractive product for the consumer and ultimately a cost benefit for us. We employ a process of “milestone testing” in which we test our products at various stages in production and analyze this data to determine which products will prove to be the most robust, allowing us to optimize our garden and production techniques.

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Having presently established its capacity in mass producing clean wholesale cannabis products, our infrastructure has been created for facilitating multiple large-scale retail operations. Qualcan will remain relevant in terms of industry best practice and market trends with our primary focus being maximization of retail market share using the cost benefits provided by using our internal brands to support the retail supply chain. In addition to exploiting the benefits of vertical integration, Qualcan will continue producing the brands that consumers have remained loyal to and ensure these products are offered in dispensaries all around Nevada. We operate with an adaptive mentality and consider our ability to rapidly adjust daily operations and the utilization of forecasting a competitive advantage. By ensuring rapid acclimation to market conditions, Qualcan also utilizes “time to market” as a competitive tool and cost control mechanism. The constant assessment of market conditions and trends has allowed us to anticipate and execute new products with minimal turnaround. This process is valued as an essential competitive advantage in an industry known to be fast paced and constantly evolving.

Our strategic plan contemplates achieving operational autonomy and target growth expectations via aggressive growth and market saturation. Nevada is home to the most desired cannabis market in the United States, where Qualcan aims to become among the most well-known brands. This will require proportional scaling of our cultivation and production facilities to accommodate increases in demand from the rapid expansion of our retail channel market share. Qualcan will protect its position within the marketplace using acquisitions of complementary businesses, technologies and products, ensuring diversification of Qualcan and its owned brands, while further cultivating a sense of self sustenance. Qualcan will hold itself accountable to a set of established business principles that encourage specific operational development. The four most important principles are:

● controlling costs via supply chain optimization, frequent assessment of manufacturing processes and the application of our unique perspective on retail facility management and inventory optimization,

● continued acquisition of retail licenses necessary to increase market share and establish a visible presence of branding,

● facilitation of access to quality cannabis products to as many patients and consumers as possible, and

● careful analysis of all industry variables by our team of industry experts to mathematically dictate our highest return on investment as it pertains to any significant business decision.

Our Cannabis Products and Brands

Qualcan is positioning itself to become a known provider of reliable cannabis and cannabis products manufactured in accordance with exacting precision and high-quality standards. Products and branding are carefully determined through a process of market analysis, ensuring that every detail is catered to what consumers are buying. Marketing and branding experts have crafted a campaign for each product with appeal to the broadest consumer demographic. Each channel of business has been designed to be fully scalable as Qualcan expands and challenges new markets. A summary of Qualcan brands can be found in the next section and includes products in active production.

Qualcan Cultivation

Our Qualcan Cultivation brand offers a variety of unique genetics chosen through a process of “pheno-hunting,” in which the cultivation expert determines the ideal traits in genetics to be grown. Our master grower will dictate which strains are the most accommodating to consumer expectations, which in the Nevada market primarily concern strains’ THC percentage, terpene profile/concentration and aesthetics. The grow process is considered a core competitive advantage for Qualcan and all standard operating procedures related to cultivation are kept strictly confidential. Cosmic Cannabis our premium and Lush our entry level brand are our newest additions to our retail channel. Our Cosmic brand will utilize our highest quality strains to provide consumers with a “top-shelf” experience in terms of product quality and aesthetic. We expect to achieve higher than usual margins with this product because it will launch during a time in which we expect wholesale prices to be on the rise due to an increase in demand. In addition to developing and branding our own strains such as the Cosmic line, we have been engaged from time to time to provide branding consulting services for third party cannabis products by outside parties, such as the rock band 311.

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In addition to the standard cannabis flower, we offer pre-rolls and small bud batches (known as popcorn). Qualcan also services the lower end of the market and protects the prestige of our primary brand by white labeling lower testing flower and the smaller buds that would be more difficult to sell. Every month the cultivation team produces approximately 600 pounds of cannabis. With every harvest, a certain amount of trim, waste, stems and other useable waste is created. This product can be used to either create a supplemental stream of revenue by wholesaling for production, or it can be used as input material for oil at our own production facility, lowering our costs. Expansion efforts for the cultivation facility will be dictated by demand created from the addition of our retail dispensary locations. However, based on the growth trends of our external wholesale channel, expansion efforts are expected to take place following the initial phase of retail expansion.

Qualcan Production

Our Qualcan Production brands offer a diverse line of edibles and concentrates, with research and product development underway for new products that will appeal to the average consumer. Qualcan’s edibles offerings are considered a favorite within the industry and include gummies, brownie bites, cookies, carmels, peanut brittle and chocolate chip bars. In terms of concentrates, Qualcan is known for providing vape pens bearing exceptional functionality offered in various popular strains with a unique blend of terpene and flavor profiles. Qualcan concentrates and oils can be purchased in either a disposable format or as a cartridge conveniently compatible with most standard vape pen batteries. With the standard Qualcan brand currently serving the middle market, our new brands “Lush” and Cosmic are our new brand lines that offer consumers a range of product options. Lush offers various strains, flavors and hardware types, all designed to provide a smooth and luxurious experience.

Edibles Success in Nevada

To date, the success of our production facility can be largely attributed to the quality of our edible line. The Las Vegas market lacks a significant offering of homogeneously dosed edibles, which has created supply issues for consumers that commonly micro-dose and medicate with edible products. When micro-dosing or using cannabis edibles for medicinal purposes, it is extremely important that the product has been precisely dosed with an even distribution of THC and CBD throughout. We believe that Qualcan is best known for its precise dosing homogenization of each edible. In our constant efforts to ensure the accuracy in dosing each unit, we employ a specific cadence in testing at multiple stages within the process of producing our edibles. This guarantees that the starting dose remains consistent throughout processing and remains unaffected by any other changes we make throughout production, allowing for precise dosing and accurate homogenization. In order to guarantee homogeneity and even dosage from serving to serving within each product, we utilize homogeneity testing provided by outside laboratories. In addition to dosing consistency, we are also known for using unique recipes developed by our team of master chefs which are designed to tastefully mask any residual bitterness or cannabis aftertaste. Qualcan has acquired experience from the local restaurant industry (another industry known for its high quality in Las Vegas), and built a team of chefs and cannabis experts capable of producing the high quality edibles.

Unapproved CBD products, including unapproved drugs, cosmetics, foods and products marketed as dietary supplements:

● have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and

● have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

Our Proposed Expansion of a Retail Channel and Dispensaries

In 2019, we entered into agreements to acquire two dispensaries in Las Vegas and Reno, Nevada, together with medical and recreational licenses. Upon our appraisal of these facilities, it was determined that further optimization would provide substantial return on investment. These acquisitions will serve as the vehicle necessary for bringing the Qualcan brand to market and will function as the foundation on which our future operations will be based, furthering our long-term business plan of creating a vertically-integrated company capable of cultivation, production and retail sales of cannabis products.

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Asset Acquisitions of Two Dispensaries

In May 2019, we entered into an Asset Purchase Agreement with Medifarm LLC (“Medifarm”) via our wholly owned subsidiary Picksy LLC (“Picksy”) to acquire 100% of the assets of Medifarm’s cannabis dispensary (the “Las Vegas Dispensary”) located at 1130 East Desert Inn Road, Las Vegas, Nevada (the “Las Vegas Dispensary Asset Purchase Agreement”), and in August 2019, we entered into an Asset Purchase Agreement with MediFarm I LLC (“Medifarm I”), a wholly owned subsidiary of Terra Tech Corp. (“Terra Tech”), via our wholly owned subsidiary Picksy Reno LLC (“Picksy Reno”) to acquire 100% of the assets of Medifarm I’s cannabis dispensary (the “Reno Dispensary”) located at 1085 S. Virginia Street, Reno, Nevada (the “Reno Dispensary Asset Purchase Agreement”).

On November 1, 2019, Picksy entered into an agreement with MediFarm to assume all management responsibilities over the operations of the Las Vegas Dispensary. Pursuant to the agreement, Picksy assumed managerial authority and became the primary beneficiary of any profits arising from the operations of the Las Vegas Vegas Dispensary. On January 1, 2020, Picksy Reno entered into an agreement with MediFarm I, to assume all management responsibilities over the operations of the Reno Dispensary. In consideration of the services performed, Picksy Reno will be entitled to 85% of the future net profits of the Reno Dispensary. MediFarm I’s 15% interest in the future net income of the Reno Dispensary will be applied to the purchase price the Reno Dispensary Asset Purchase Agreement.

On January 30, 2020, the Las Vegas Dispensary Asset Purchase Agreement was amended to extend the closing deadline and to accelerate a portion of the payment terms. On August 3, 2020, the Reno Dispensary Asset Purchase Agreement was amended to also extend the closing deadline and to accelerate a portion of the payment terms.

On October 22, 2020, we entered into a Letter Agreement (the “Letter Agreement”) with MediFarm I, Terra Tech, and Picksy Reno, modifying certain terms of the Reno Dispensary Asset Purchase Agreement. The Letter Agreement provides, among other things, that $8,332,096 of the cash portion of the purchase price to be paid for the dispensary assets will be paid in 8,332,096 shares of Mystic common stock (the “Dispensary Shares”), upon approval of such issuance by the Cannabis Compliance Board (the “CCB”). Under the Letter Agreement, Mystic is required to register the Shares on Form S-1 by no later than the date the Dispensary Shares are listed or quoted for trading on a trading market. In the event the CCB does not approve issuance of the Dispensary Shares, the cash portion of the purchase price to be paid for the dispensary assets will be due at closing of the transaction. In addition, the Letter Agreement provides, among other things, that (i) Terra Tech has the right to require Mystic to repurchase the Dispensary Shares at a price of $1.00 per share under certain circumstances, and (ii) during the first six (6) months Terra Tech is able to sell Dispensary Shares on a trading market, Terra Tech will not sell more than 1,500,000 Dispensary Shares during any thirty (30) calendar day period; provided such limitation will not apply to Dispensary Shares sold at a price equal to or greater than $2.00 per share. The transaction is subject to approval by the CCB and is expected to close promptly following receipt of such approval.

The closing of each transaction is subject to various closing conditions including receipt of all necessary state, county and city licensing transfer approvals. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those being transferred pursuant to the Asset Purchase Agreements. Since the commencement of the Reg A Offering, the moratorium has been lifted. In July 2020, the CCB took over administration of the Nevada cannabis industry from the DOT. The CCB lifted the moratorium and advised that the review of license transfers has resumed. In December 2020, the CCB approved the transfer of the licenses for the Las Vegas Dispensary and the Reno Dispensary (the “State Approval”). The Company is now waiting on the county and city licensing approvals (the “Local Approvals”), which the Company expects to receive in the near future. Upon the receipt of the Local Approvals, pursuant to the Las Vegas Dispensary Asset Purchase Agreement and the Reno Dispensary Asset Purchase Agreement, the Company will issue two promissory notes in the principal amount of $2.8 million and $4.2 million, respectively, to MediFarm and MediFarm I, for the remainder of the purchase price for the Las Vegas Dispensary and the Reno Dispensary.

The Nevada Cannabis Industry

The Nevada cannabis industry is known for its comprehensive and exacting system of regulatory compliance and high standards of excellence for the governance of cannabis license holders. Currently, the acting regulatory authority is held by the Nevada Department of Taxation, or DoT. The DoT establishes and maintains strict enforcement of legal cannabis-related activities through the issuance of various regulations, known as the Adopted Regulation of the Department of Taxation, LCB File No. R092-17. These regulations provide an industry specific elaboration of the local NRS and NAC codes regarding the operation of a licensed cannabis organization. These regulations ensure that license holders operate their facilities with the highest degree of moral and ethical integrity, health and safety. The DoT is known for being highly active in their roles through the execution of frequent on-site inspections and their efforts in being available to industry workers as a resource of information and guidance. The Nevada cannabis industry may be heavily regulated; however, these high expectations have set an example for other new and developing markets in terms of best practices and product quality. On or about July 2020, the Cannabis Compliance Board took over regulatory responsibilities from the DoT.

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High expectations for product integrity and quality and a complicated regulatory environment can create significant barriers to entry for new companies to the market. The Nevada cannabis industry requires seasoned compliance professionals who are accustomed to fast-paced regulatory changes. This creates potential risk for companies with inadequate attention to compliance administration and can easily become the catalyst to failure. Qualcan considers compliance a priority and has committed to the careful management of all related duties. The ability of our compliance team can be considered a competitive advantage by the positive effects it has on operations, organizational image and perception, and the quality of our cannabis and cannabis products.

Competition

A challenge to consider, as the number of active retail licenses nears 70, is the density of competition and the effect it can have on the success of a new dispensary operation. The Nevada market is known as home to many organizations that control multiple retail dispensary licenses which can be an obstacle when considering their increased purchasing power, lower retail prices to consumers, vast brand recognition and, in some cases, favorable treatment by governing entities.

Protection of Proprietary Information

We regard our various processes, techniques and other intellectual property associated with the cultivation and production of cannabis and cannabis-related products as proprietary and rely primarily on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, and other intellectual property protection methods to safeguard these business assets. We also rely upon our efforts to design and produce new cannabis products, and upon improvements to existing cannabis products, to maintain a competitive position in the market.

We have not applied for patents or copyrights on any of our intellectual property. We have submitted trademark applications for the names and logos of our company and subsidiaries, and for the names of certain of our products. These trademark applications are currently pending approval.

Applicable Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we plan to develop. In the United States, the cultivation, manufacturing, distribution, sale and use of cannabis is subject to regulation at the state and local level, while the current policy and regulations of the federal government and its agencies, including the Drug Enforcement Administration (the “DEA”) and the Food and Drug Administration (the “FDA”), make cannabis illegal under federal law.

In Nevada, the Adopted Regulation of the Department of Taxation provides the general framework for the regulation of commercial medical and recreational cannabis. Nevada’s state cannabis licensing authority is the Department of Taxation. Currently, we hold and are in the process of obtaining additional cannabis licenses in Nevada that allow us to cultivate, manufacture, process, distribute wholesale, sell, and deliver cannabis products to medical and recreational cannabis users. See “Our Operations and Strategic Plan” for a description of licenses we have obtained or are in the process of obtaining.

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Our Nevada licenses must be renewed every year. Each year, licensees are required to submit a renewal application per state cannabis regulatory guidelines. Provided renewal applications are submitted in a timely manner, we can expect the renewals to be granted in the ordinary course of business.

Following is an overview of laws and regulations in the United States which pertain to our company and planned operations.

Regulation of Cannabis in the United States

Unlike Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (Canada) and the regulation of recreational cannabis under the Cannabis Act (Canada), investors are cautioned that in the United States, cannabis is largely regulated at the state level and remains illegal under United States federal law. To date, a total of 33 states, and the District of Columbia, have legalized cannabis in some form. The recreational use of cannabis has been legalized in the District of Columbia and 10 states, including Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA in the United States and, as such, remains illegal under United States federal law. Accordingly, the Company’s business activities, while believed to be compliant with applicable state and local laws, are currently illegal under United States federal law. Unless and until the United States Congress amends the CSA with respect to cannabis, there is a risk that federal authorities may enforce current federal law. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings, and stated federal policy remains uncertain. Since federal law criminalizing the use of cannabis may preempt state laws legalizing its use, strict enforcement of federal law regarding cannabis would harm our business, prospects, results of operation, and financial condition. There is no guarantee that the Trump administration or future administrations will maintain the low-priority enforcement of federal laws in the cannabis industry that was adopted by the Obama administration. Any change in the federal government’s policy on enforcement of the CSA implementing stricter enforcement could have a material adverse effect on our business, financial condition and results of operations and cause significant financial damage to our business and our stockholders.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements, arising from either civil or criminal proceedings brought by either the United States federal government or private citizens, including, but not limited to, property or product seizures, disgorgement of profits, cessation of business activities or divestiture. Such fines, penalties, administrative sanctions, convictions or settlements could have a material adverse effect on us, including, but not limited to, our reputation, our ability to conduct business, our ability to obtain and/or maintain cannabis licenses, whether directly or indirectly, in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity, and the eventual market price of our shares.

State and local cannabis laws and regulations in the United States are complex, broad in scope, and subject to evolving interpretations and changes. Compliance with such laws and regulations could require us to incur substantial costs or alter certain aspects of our business. A compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding our efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming, and no assurance can be given that we will receive the requisite licenses to operate our planned businesses.

Violations of applicable state and local cannabis laws and regulations, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. Additional regulations may be enacted in the future that will be directly applicable to certain aspects of our cultivation, production and dispensary businesses, and our ability to sell cannabis. We cannot predict the nature of any future laws, regulations, interpretations or applications, especially in the United States, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, if and when promulgated, could have on our business.

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We will be required to obtain and maintain certain licenses and approvals in the jurisdictions where our operations are based and where our products are sold. There can be no assurance that we will be able to obtain or maintain the necessary licenses or approvals to operate our planned medical and recreational cannabis businesses. Failure to comply with or to obtain the necessary licenses and approvals, or any material delay in obtaining these items, is likely to delay and/or inhibit our ability to conduct our business.

While our management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available, or that any new markets for cannabis will emerge. Our business plan is based on the premise that cannabis legalization will continue to expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational use will grow as legalization expands. If cannabis legalization is scaled back or reversed at the state level, or if the United States federal government increases regulation and prosecution of cannabis-related activities, it could have a material adverse effect on our business, financial condition and results of operations.

FDA Approval Process for Pharmaceutical Drugs in the United States

Because cannabis is federally illegal to produce and sell in the United States, and because it currently has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA (as defined below) with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses. If cannabis were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role with respect to cannabis and cannabis products. In the event that cannabis or any other cannabis products that we develop becomes subject to FDA regulation, our future products may become subject to FDA approval processes for drugs marketed in the United States.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act of 1938 (the “FDCA”) and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biological products are subject to regulation by the FDA under the FDCA, the Public Health Service Act (the “PHSA”), and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, financial condition and results of operations.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;
●	submission to the FDA of an Investigational New Drug Application (an “IND”), which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices (“GCPs”) to establish the safety and efficacy of the proposed drug or biologic for its intended use;
●	submission to the FDA of a New Drug Application (an “NDA”) for a new drug product, or a Biologics License Application (a “BLA”) for a new biological product;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biologic is to be produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;
●	potential FDA audit of the nonclinical and clinical investigation sites that generated the data in support of the NDA or BLA; and
●	FDA review and approval of the NDA or BLA.

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The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted. If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Any drug or biological products that receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or as required more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs and biologics for uses or in patient populations that are not described in the drug’s or biologic’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Environmental, Health and Safety Laws

We are subject to environmental, health and safety laws and regulations in each jurisdiction in which we operate. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of our employees. We may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. The costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on our business, financial condition and results of operations.

Employees

As of December 31, 2020, we employed approximately 93 individuals, of which 78 were full-time employees. As of that date, none of our employees were governed by collective bargaining agreements or were members of a union. We consider our relations with our employees to be very good.

All employees of a cannabis business in Nevada must apply for and receive a registered agent card. The agent card is issued by the State of Nevada, and a background check must be completed as part of the application process.

Advisory Board

We intend to establish an Advisory Board comprised of investment professionals, scientific researchers and former politicians with experience in the cannabis industry. The Advisory Board is expected to meet periodically with our Board of Directors and management to discuss matters relating to trends in the cannabis market, efficacy surrounding medical applications of cannabis and our strategic direction. Members of the Advisory board will be reimbursed by us for out-of-pocket expenses incurred in serving on the Advisory Board. We do not expect any Advisory Board members will have a conflict of interest between their obligation to us and their obligations to other companies or organizations.

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Facilities

We manage our business operations from our principal executive offices, which are housed at the same location as our 24,000 square foot cultivation and production facility, at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118. The lease for our cultivation and production facility/office extends through 2029, under which we currently pay $36,000 per month. We lease our executive office and cultivation and production facility from Green Wagon, LLC, a subsidiary of Green Wagon Holdings, LLC, an entity owned by Lorenzo Barracco, our Chairman and Chief Executive Officer, Daniel V. Perla, a director, and Alexander Scharf, a director.

Upon our assumption of operational control over the Las Vegas Dispensary, we assumed the lease agreement for the Las Vegas Dispensary at 1130 Desert Inn Road, Las Vegas, NV 89109, from MediFarm LLC. The lease term is of six years expiring in May 31, 2024. The scheduled rental payment as per the lease agreement as follows:

Periods	Basic Monthly Rent

June 1, 2019 through May 31, 2020	$9,334.74 per month (First Floor) $1,050.48 per month (Basement)

June 1, 2020 through May 31, 2021	$9,614.78 per month (First Floor) $1,081.99 per month (Basement)

June 1, 2021 through May 31, 2022	$9,903.23 per month (First Floor) $1,114.45 per month (Basement)
June 1, 2022 through May 31, 2023	$10,200.32 per month (First Floor) $1,147.89 per month (Basement)

June 1, 2023 through May 31, 2024	$10,506.33 per month (First Floor) $1,182.32 per month (Basement)

Upon our assumption of operational control over the Reno Dispensary, we assumed the lease agreement with Green Wagon Reno, LLC for the Reno Dispensary at 1085 S Virginia Street, Reno, NV 89509, from MediFarm I LLC. We lease the space for the Reno Dispensary from Green Wagon Reno, LLC, a subsidiary of Green Wagon Holdings, LLC, an entity owned by Lorenzo Barracco, our Chairman and Chief Executive Officer, Daniel V. Perla, a director, and Alexander Scharf, a director of Green Wagon Reno, LLC. For 2020, the rent per the lease agreement was $7,500 per month with adjustment upon renewal. Upon renewal in January 1, 2021 the rent increased to $15,000 per month.

Total rent expense for the years ended December 31, 2020 and 2019 were $605,061 and $214,119, respectively.

Legal Proceedings

On or about September 5, 2019, our subsidiary Qualcan filed an action (the “Action”) against the Nevada Department of Taxation (the “DOT”) in the Eighth Judicial District Court, Clark County, Nevada concerning the DOT’s denial of our application for five licenses to own and operate recreational marijuana retail stores in Clark County (Henderson), Clark County (Las Vegas), Clark County (North Las Vegas), Clark County (unincorporated), and Washoe County (Reno). The Action sought, among other things, to (i) find that the DOT improperly denied our applications, (ii) compel the DOT to revoke the conditional licenses previously issued in those jurisdictions to several other companies with whom we compete, and (iii) direct the DOT to issue Qualcan, LLC five conditional licenses for the operation of recreational marijuana establishments in those jurisdictions. Our Action was joined and consolidated with separate lawsuits brought by other plaintiffs challenging the DOT’s issuance of licenses into case No. A-19-787004-B, filed in the Eight District Court, Clark County, Nevada (the “Consolidated Lawsuit”). On July 27, 2020, Qualcan entered into a Settlement Agreement (the “Settlement Agreement”) with the DOT and other parties to the Consolidated Lawsuit. Under the terms of the Settlement Agreement, Qualcan received two (2) conditional Nevada cannabis dispensary licenses - one for the City of Las Vegas, and one for Carson City. We have identified a location within Las Vegas and are in the process of identifying a location in Carson City that are suitable for opening two additional retail dispensaries (where the licenses would be deployed). The Settlement Agreement was ratified by the CCB on September 3, 2020.

On December 8, 2016, Rauch Organics LLC (“Rauch”) filed a lawsuit in the Eighth Judicial District Court in and for Clark County, Nevada (the “Rauch Litigation”) against the Company, certain of its subsidiaries and affiliates, and certain related members alleging, among other things, that the Company and its affiliates breached the terms of certain agreements between the Company and Rauch. Furthermore, Rauch alleged that members of the Company induced Rauch to enter into various agreements through false or fraudulent misrepresentations. The Rauch plaintiffs were seeking, among other things, issuance of a 5% equity interest in the company based upon the loan by Rauch of $600,000 to the Company pursuant to an Agreement for Transfer of Membership Interests dated December 23, 2015. The Company denied the allegations of Rauch and Qualcan filed a counterclaim against Rauch and certain companies affiliated with Rauch. Qualcan alleged that Rauch breached the various agreements, violated its fiduciary duties owed to Qualcan and converted Qualcan’s property by wrongfully destroying certain cannabis crops at or near the time the agreements were terminated. On April 26, 2021, the parties to the Rauch Litigation executed a settlement agreement, which, among other terms, provides for a payment of $1,250,000 by the Company to Rauch. The settlement is subject to final court approval. The settlement amount is reflected in other current liabilities on our consolidated balance sheets as of December 31, 2020.

Other than as set forth above, we are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue for the year ended December 31, 2020 was $13,379,709, compared to $4,462,624 for the year ended December 31, 2019, an increase of $6,461,455, or 199% year over year. This increase in revenue from 2019 to 2020. Meanwhile, gross profit and gross margin were $6,461,455 and 48%, respectively for the year ended December 31, 2020, compared to 150,518 and 3%, respectively for the year ended December 31, 2019. The increases in revenues and gross was primarily due to increased sales resulting from our assumption of operational control over the Las Vegas Dispensary and the Reno Dispensary.

These numbers reflect an improvement to overall efficiency of production. Moving forward, we will continue to employ several mechanisms designed to sustain our aggressive trend in the increase of overall efficiency and improved margins, including (1) a more efficient cultivation program (increasing our yield per plant/square foot), (2) automation of some aspects of the production chain and supply chain optimization, (3) economies of scale, and (4) the effective operation of our planned dispensary outlets which will increase revenues while also reducing our cost of labor.

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Operating expenses for the year ended December 31, 2020 were $6,807,151, compared to $1,957,719 for the year ended December 31, 2019, an increase of $4,849,433, or 247% year over year. This was primarily due to increased selling, office and administration expense and depreciation and amortization expense resulting from our assumption of operational control over the Las Vegas Dispensary and the Reno Dispensary. The selling, office and administration expenses for the year ended December 31, 2020 were $5,150,686, which equates for 76% of the total operating expenses. The depreciation and amortization expenses for the year ended December 31, 2020 were $1,1313,442, which equates for 19% of the total operating expenses.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $2,741,087, compared to $247,926 as of December 31, 2019, an increase of $2,493,161. Management anticipates that going forward, we will be able to generate sufficient cash flows from our operating activities to meet our short-term capital requirements.

Net cash provided from (used in) operating activities was $794,763 for the twelve months ended December 31, 2020, compared to ($2,010,390) for the twelve months ended December 31, 2019, an increase of $2,805,153.

Net cash provided from (used in) investing activities was ($13,051,821) for the twelve months ended December 31, 2020, compared to ($9,612,710) for the twelve months ended December 31, 2019, an increase of ($3,341,111) of cash used. In 2020, this primarily consisted in the acquisition of dispensary assets.

Net cash provided from financing activities was $14,750,219 for the twelve months ended December 31, 2020, compared to $11,853,910 for the twelve months ended December 31, 2019, an increase of $2,896,309. In 2019, this primarily consisted of proceeds from debt borrowings. In 2020, this primarily consisted of proceeds from issuance of notes payable and proceeds from the Reg A Offering.

Short-term Debt

As of December 31, 2020 and December 31, 2019, our short-term debt consisted of the following:

	December 31, 2020	December 31, 2019

Note payable to Grass is Greener, LLC (1)	$-	$200,000

Note payable to Qualcan Canada (2)	$501,509	$517,437

Note payable to Medifarm LLC (3)	$2,800,000	$2,800,000

Note payable to Medifarm LLC (4)	$-	$1,941,410

Note payable to Medifarm I LLC (5)	$4,200,000	-

Total short-term debt	$7,501,509	$5,458,847

(1)	This note is due upon receiving financing for the acquisition of Blum dispensaries and completion of C$0.80 financing round or 6 months from issuing note, whichever comes first, bearing interest at 12% per annum, with an option of conversion to common stock in C$0.80 financing round, unsecured.

(2)	Note Payable to Qualcan Canada bearing no interest. Repayment of the note could be in cash or company’s stock at such time and place to be decided by the board of directors. Holder of the note does not have any right to conversion.

(3)	Note payable to Medifarm LLC, to be entered into on closing of Las Vegas Asset Purchase Agreement, due within 12 months of closing date, presented as due on demand, bearing 5% interest.

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(4)	Balance payable to Medifarm LLC on closing of Las Vegas Asset Purchase Agreement, presented as due on demand, bearing no interest.

(5)	Note payable to Medifarm I LLC, to be entered into on closing of Reno Dispensary Asset Purchase Agreement, due within 12 months of closing date, presented as due on demand, bearing 5% interest.

Long-term Debt

As of December 31, 2020 and December 31, 2019, our long-term debt consisted of the following:

	December 31, 2020	December 31, 2019

Note payable to a business (1)	$300,000	$300,000

Note payable to a business (2)	$-	$600,000

Total long-term debt	$300,000	$900,000
Less: current maturities	$(300,000)	$(900,000)
Long-Term Debt	$-	$-

(1)	This note is in dispute, as terms of contract were not followed by lender, and is being presented as due on demand and bearing no interest until a future settlement is reached.

(2)	This note was in dispute in connection with the Rauch Litigation, for which a settlement has been reached as of April 26, 2021.

8% Convertible Debentures

In July 2020, we extended the maturity of our C$0.30 8% convertible debentures (of which approximately $1,800,000 in aggregate principal amount was sold in the First 2019 Private Placement) until January 2021, having received the consent of the holders of a majority of the C$0.30 8% convertible debentures.

In September 2020, we extended the maturity of our C$0.80 8% convertible debentures (of which approximately $6,000,000 in aggregate principal amount was sold in the Second 2019 Private Placement) until March 2021, having received the consent of the holders of a majority of the C$0.80 8% convertible debentures.

On December 11, 2020, $6,999,987 in aggregate principal amount of the convertible debentures together with accrued interest thereon was converted into 16,955,336 shares of Common Stock of the Company.

Related Party Transactions

As of December 31, 2020 and December 31, 2019, we had the following balances due from (to) to related parties:

	December 31, 2020	December 31, 2019
Dal Taro Holding II, LLC	-	35,818
Employees4Hire, LLC	27,213	(691,950)
Green Wagon Holding, LLC	360,703	586,797
Ketores Holdings, LLC	-	(1,610,000)
Panorama Crest, LLC	-	(149,450)
Barracco Realty, LLC	-	(3,000)
Related Individual	-	(35,050)
	$387,917	$(1,866,835)

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Employees4Hire, LLC is controlled by one of the stockholders of the Company and previously were used to lease employees to the Company. The balances due to these this entity as of December 31, 2020 and 2019 are due on demand and bear no interest. The company no longer receives services for employee leasing. During the year 2020, Employees4Hire, LLC were paid $1.1 million, of which $313,533 as a final reconciliation settlement.

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month to month basis. The balances due (to) from this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Ketores Holdings, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

The related individual is the mother of Lorenzo Barracco. The balances due to this related individual began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019. The balance is fully paid off as of December 31, 2020.

Regulation A Offering

On December 31, 2020 and March 26, 2021, the Company completed partial closings in the aggregate amount of $ $7,551,667 and $3,520,175, respectively, of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings (the “Reg A Offering”), bringing the total proceeds from closed sales of the Company’s common stock pursuant to the Reg A Offering to $11,071,842. Discussions and marketing efforts with investors are ongoing.

MANAGEMENT

Set forth below is information regarding our executive officers, directors and key employees as of December 31, 2020.

Name	Age	Position
Lorenzo Barracco	48	Chairman of the Board and Chief Executive Officer
Heather Cranny	35	Director, Chief Financial Officer, Treasurer and Secretary
Joanna DeFilippis	38	Director, Chief Operating Officer
Michael Cristalli	51	Director, President
Daniel V. Perla	77	Director
Sigmund (Sig) Aronson Rogich	78	Director
Alexander Scharf	66	Director
Ori Tal	48	Director Nominee

The principal occupations for the past five years of each of our executive officers, directors, nominees and key employees are as follows:

Executive Officers and Directors

Lorenzo Barracco, our Chairman of the Board and Chief Executive Officer, co-founded our company in June 2014. Mr. Barracco is a businessman, real estate developer and entrepreneur with a strong legal and financial background. Mr. Barracco secured a position on Wall Street as special counsel Lawrence Auriana, co-founder of the Kaufman fund and one of the most respected fund managers in the United States, in 2001. He served as a full-time personal consultant for Mr. Auriana from October 2001 to December 2006, and then moved to Las Vegas and Macau in January 2007 to develop his concept for Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino and Le Grand Club in the Galaxy Star World Casino Macau. Since 2005, Mr. Barracco has been the majority holder of Barracco Realty/Barbizon 30L LLC, a real estate company with assets in New York, Miami and Las Vegas, and owner of Stella Marina, a company that charters luxury yachts in the Bahamas. Mr. Barracco earned an L.L.M. degree from Northwestern University and is a member of the New York Bar.

As the Chairman, Chief Executive Officer and one of our largest stockholders (through an entity controlled by him), Mr. Barracco leads the Board and guides our company. Mr. Barracco’s history of developing projects in quickly-evolving markets is of significant value to our company’s growing operations. His service as Chairman and Chief Executive Officer creates a critical link between management and the Board.

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Heather Cranny, a member of our Board of Directors, and our Chief Financial Officer, Treasurer and Secretary, joined our company in 2014. In 2007, Ms. Cranny joined Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino, as Director of Finance, where she soon became the Chief Financial Officer, overseeing multiple properties within the restaurant group, throughout the United States and the Caribbean. Ms. Cranny is currently the Chief Financial Officer for Dal Toro Holdings, LLC, a real estate company with properties in New York, Miami and Las Vegas. In 2014, Ms. Cranny’s expertise was instrumental in the application and approval process for both the cultivation and production licenses Qualcan holds today. Ms. Cranny received a B.A. in business from the University of Nevada Las Vegas.

Ms. Cranny has been with the company since its formation and has significant experience in the cannabis industry, making her well qualified to serve as a member of the Board.

Michael Cristalli, a member of our Board of Directors and our President, co-founded our company in June 2014. Mr. Cristalli, who is a founding partner of the Las Vegas law firm Gentile Cristalli Miller Armeni Savarese (GCMAS) in March 2015, is an accomplished trial attorney and has successfully litigated some of the most high-profile cases in the State of Nevada. He is currently a member at Clark Hill Law Firm after a merger with GCMAS in 2019. He has represented clients nationwide and internationally and is regarded as one of the premier litigators in Nevada. His practice currently focuses on cannabis law which includes a constitutional challenge to Nevada’s 2018 retail marijuana application process and conditional licensing. From 2007 to 2009, Mr. Cristalli collaborated in the creation and production and starred in a documentary called The Defenders, which highlighted his practice. The documentary was developed into a CBS network drama also titled The Defenders. From 2009 to 2011, Mr. Cristalli served as an executive consultant on the show and consulted extensively on scripts in collaboration with the writers. Mr. Cristalli has been a legal analyst for MSNBC, has been interviewed on Larry King Live, Greta Van Susteren and Good Morning America, as well as Fox and Friends in the Morning. His cases have been featured on Dateline NBC, CBS 48 Hours, Lifetime and Snapped. Mr. Cristalli currently serves as honorary consul to the Republic of Italy for the State of Nevada. Mr. Cristalli obtained a B.S. degree from the University of Rochester and a J.D. from Syracuse University College of Law.

Mr. Cristalli is well qualified to serve as a director of our company due to his substantial knowledge and years of working experience with Nevada’s cannabis laws and regulations and he has been instrumental in our obtaining licenses for medical and recreational cannabis.

Joanna DeFilippis, a member of our Board of Directors and our Chief Operating Officer, joined our company in July 2019. In 2004, Ms. DeFilippis was part of the opening Food and Beverage team at Wynn Las Vegas, which led her in 2006 to becoming the General Manager at Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino. From 2014 to 2019, Ms. DeFilippis was the Director of Restaurant Operations at the House of Blues Restaurant and Bar inside Mandalay Bay Hotel and Casino. Ms. DeFilippis earned a B.A. in hospitality management from University of Nevada Las Vegas.

Ms. DeFilippis has in-depth knowledge of our product selection methodologies, making her well qualified to serve as a member of the Board.

Daniel V. Perla became a member of our Board of Directors in July 2017. Mr. Perla is a certified public accountant and, since 1990, has owned and operated his own accounting practice. Since 1982, Mr. Perla has been a real estate executive. His company, Northern Pamdam, LLC, has built several buildings in New York, New York, including a 100-family dwelling on East 23rd Street, two buildings in SoHo, a new building on East 75th Street, renovated and expanded two buildings on East 34th Street and a medical building on East 71st Street whose prime tenant is Cornell Medical School. In 2006, Mr. Perla expanded Northern Pamdam’s operations into Las Vegas. Mr. Perla also held one of the first mortgage banking licenses in New York State and continues to be a principal business loan and mortgage lender in New York and Las Vegas, through his company, Daniel Perla Associates, L.P. Mr. Perla served in U.S. Naval Air Reserve where he earned the rank of Airline Captain. Mr. Perla earned a B.S. degree in accounting from Brooklyn College and a M.A. degree in finance from Pace University.

Mr. Perla demonstrates extensive knowledge of financial, accounting and operational issues highly relevant to our company’s business. He also brings transactional expertise in real estate development and acquisitions.

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Sigmund (Sig) Aronson Rogich became a member of our Board of Directors in July 2017. He is the former U.S. Ambassador to his native country of Iceland (from 1992 to 1993) and is currently the President of The Rogich Communications Group, a business facilitator, public relations and crisis management firm (which he founded in 1995). Mr. Rogich is widely known for his efforts as the senior media consultant to Republican candidates for office, including Presidents Ronald Reagan and George H.W. Bush, and senior campaign consultant for several former Nevada governors. For the past 40 years, Mr. Rogich has served as an advisor to presidents and leaders in numerous levels of government and industry in Nevada and throughout the United States. As a life-long advocate of public education, Mr. Rogich’s company, R&R Partners, the largest advertising agency in Nevada that he founded in 1973, worked pro bono for successful passage of every school bond initiative to help build new schools and facilities in Clark County, Nevada. He has served as a Regent for the Nevada System of Higher Education and was named an Emeritus Trustee for the University of Nevada at Reno. Mr. Rogich also assisted in the early stages of establishing the William S. Boyd School of Law at the University of Nevada at Reno, the School of Medicine at the University of Nevada at Reno and the Nathan Adelson Hospice. In 2011, he was honored with the Education Hero Award from the Public Education Foundation, an organization that optimizes community and global resources to support and augment public education in Clark County.

Mr. Rogich has in-depth knowledge in the areas of media and advertising, and government relations in particular, making his input invaluable to the Board’s discussions of the company’s branding and public perception.

Alexander Scharf became a member of our Board of Directors in November 2017. Mr. Scharf is an investor and real estate professional. Since 1997, Mr. Scharf has owned a chain of Esplanade Senior Residences in New York, New York and in upstate New York. Mr. Scharf has invested, built and managed over 3,000 residential units that have sold or converted into condominium ownership, and one of his most noteworthy endeavors was the gut renovation of the landmark Staten Island Hotel into Staten Island’s finest Independent Senior Living Residence. He has built a strong network of partners and investors and launched a fund to invest in NNN (net-net-net leased properties nationwide) and is the owner and operator of many properties throughout the United States, two affordable extended stay hotels in New York, New York, and the Westminster, a luxury triple-A rated four diamond hotel in Livingston, New Jersey. Mr. Scharf earned a B.A. degree in Business from Baruch College, City University of New York.

Mr. Scharf’s extensive experience in leading and managing an expanding multi-location and highly regulated operation makes him well qualified as a member of the Board.

Ori Tal has agreed to become a member of our Board of Directors upon the closing of the Reg A Offering. As founder and President of ESO Equity Group LLC, a real estate ownership and financing business he started in 2006, Mr. Tal oversees the operational aspects of the business as well as identifying potential projects and investment opportunities. With a portfolio that includes 1,600 apartments, several hundred thousand square feet of office and retail space, and other commercial properties including land and marinas, Mr. Tal has significant experience in all aspects of real estate. Mr. Tal served as an officer in the Israeli Defense Forces. He earned dual degrees in business and economics from the University of Haifa, Israel.

Mr. Tal’s entrepreneurial business activities, including capital-raising, make him well qualified to become a member of the Board.

Board of Directors and Corporate Governance

Our board of directors is currently set at seven directors. Upon the termination of the Reg A Offering, our board of directors may be expanded. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, directors or key employees.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Lorenzo Barracco, Michael Cristalli, Heather Cranny and Joanna DeFilippis, the board considered his or her leadership of our company and in-depth knowledge of the cannabis industry.

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Board Committees

Upon termination of the Reg A Offering, our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee.

Our audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee will be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member will be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

Indemnification of Directors and Executive Officers

Nevada Revised Statutes provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the board of directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

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The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Nevada corporate law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our articles of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2020 and 2019; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are the “named executive officers” of the company.

Name and Position	Years	Salary	Total
Lorenzo Barracco	2020	$300,000	$300,000
Chairman and Chief Executive Officer	2019	$250,000	$250,000

Heather Cranny	2020	$120,000	$120,000
Director, Chief Financial Officer,	2019	$100,000	$100,000
Treasurer, and Secretary

Joanna DeFilippis	2020	$150,000	$-
Chief Operating Officer	2019	$-	$-

Michael Cristalli	2020	$150,000	$-
Director, President	2019	$-	$-

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Employment and Consulting Agreements

Currently, we have employment agreements with our executive officers. We do not have consulting agreements with our executive officers.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2020, we had granted stock options to purchase 13,000,000 shares of common stock to our executives and other employees.

Incentive Compensation Plan

Our board of directors and stockholders reserved 20,000,000 shares of our common stock for issuance as incentive compensation. As of December 31, 2020, we had granted stock options to purchase 13,000,000 shares of common stock to our executives and other employees.

Director Compensation

During the year ended December 31, 2020, Lorenzo Barracco, our Chairman, earned $300,000, in his capacity as Chief Executive Officer. During the year ended December 31, 2020, Heather Cranny, a member of our Board of Directors, earned $120,000, in her capacity as Chief Financial Officer, Treasurer and Secretary. During the year ended December 31, 2020, Joanna DeFilippis, a member of our Board of Directors, earned $150,000, in her capacity as Chief Operating Officer. During the year ended December 31, 2020, Michael Cristalli, a member of our Board of Directors, earned $150,000, in his capacity as President. No other cash or non-cash compensation was awarded to or earned by any individual who served as a member of our board of directors during the year ended December 31, 2020.

We do not currently compensate our directors. Following the termination of the Reg A Offering, we intend to compensate each non-management director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2020, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our current directors and director nominees;

●	each of our current executive officers; and

●	all our current directors, director nominees and executive officers as a group.

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Shares beneficially owned and percentage ownership as of December 31, 2020 is based on 103,239,099 shares of common stock outstanding as of December 31, 2020.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
Lorenzo Barracco(1)	32,998,680	31.9%
Michael Cristalli(2)	6,776,700	6.5%
Heather Cranny	-	-
Joanna DeFilippis	-	-
Daniel V. Perla(3)	17,937,679	17.4%
Sigmund (Sig) Aronson Rogich	500,000	0.5%
Alexander Scharf(4)	8,863,834	8.5%
Ori Tal(5)	6,104,634	5.9%
All directors, nominees and executive officers as a group (8 persons)	73,181,527	70.8%
Terra Tech Corp. (6)	8,332,096	8.1%

(1)	Includes (a) 31,371,064 shares of common stock owned of record by Dal Toro Holdings II, LLC, a company in which Mr. Barracco holds voting and dispositive power with respect to such shares, and (b) 964,617 shares of common stock owned of record by MCLB, LLC, a company in which Mr. Barracco shares voting and dispositive power with Mr. Cristalli with respect to such shares.

(2)	Includes (a) 964,617 shares of common stock owned of record by MCLB, LLC, a company in which Mr. Cristalli shares voting and dispositive power with Mr. Barracco with respect to such shares, and (b) 2,812,083 shares of common stock owned of record by MH, LLC, a company in which Mr. Cristalli holds voting and dispositive power with respect to such shares.

(3)	Represents shares of common stock owned of record by Panorama Crest, LLC, a company in which Mr. Perla holds voting and dispositive power with respect to such shares.

(4)	Includes 8,747,167 shares of common stock owned of record by Ketores Holdings, LLC, a company in which Mr. Scharf holds voting and dispositive power with respect to such shares.

(5)	Includes (a) 500,000 shares of common stock owned of record by A-Z Investment Group, LLC, a company in which Mr. Tal holds voting and dispositive power with respect to such shares, (b) 4,244,733 shares of common stock owned of record by Desert Funding, LLC, a company in which Mr. Tal holds voting and dispositive power with respect to such shares, and (c) 1,359,901 shares of common stock owned of record by Grass is Greener LLC, a company in which Mr. Tal holds voting and dispositive power with respect to such shares.

(6)	The address for Terra Tech Corp. is 3242 S. Halladay Street, Suite 203, Santa Ana, CA 92705.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Affiliates Loans to the Company

As of December 31, 2020 and December 31, 2019, we had the following balances due from (to) to related parties:

	December 31, 2020	December 31, 2019
Dal Taro Holding II, LLC	-	35,818
Employees4Hire, LLC	27,213	(691,950)
Green Wagon Holding, LLC	360,703	586,797
Ketores Holdings, LLC	-	(1,610,000)
Panorama Crest, LLC	-	(149,450)
Barracco Realty, LLC	-	(3,000)
Related Individual	-	(35,050)
	$387,917	$(1,866,835)

18

Employees4Hire, LLC is controlled by one of the stockholders of the Company and previously were used to lease employees to the Company. The balances due to these this entity as of December 31, 2020 and 2019 are due on demand and bear no interest. During the year 2020, Employees4Hire, LLC were paid $1.1 million, of which $313,533 as a final reconciliation settlement. The company no longer receives services for employee leasing.

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month to month basis. The balances due (to) from this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Ketores Holdings, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

The related individual is the mother of Lorenzo Barracco. The balances due to this related individual began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019. The balance is fully paid off as of December 31, 2020.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, following the closing, we will adopt a written policy which will require any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

In October 2017, we entered into a consultation agreement with Western Desert Holdings, LLC, a former stockholder. Under the terms of this agreement, we incurred consulting expenses of $360,000 and $270,000 for the years ended December 31, 2020 and 2019, respectively. Future consulting expenses to be incurred in accordance with this agreement are $60,000 for the year ending December 31, 2021.

Stella Marina Corp. is controlled by one of the stockholders of the company. This company has received $113,000.00 in 2020 for transportation services provided to the Company.

OTHER INFORMATION

Cryptocurrency

The Company is exploring opportunities in the use of Blockchain technology including cryptocurrency and ethereum, both as an investment and as an acceptable form of payment for sales of its products. Following the trend of other prominent companies accepting cryptocurrency as a valid method of payment, the Company plans to position itself to be ready to do so, subject to applicable regulatory approvals. The company is also studying these technologies for tracking product and strains through the use of smart contracts.

19

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Director(s) of

Mystic Holdings, Inc. and Affiliates

Las Vegas, Nevada

Report on Financial Statements

We have audited the accompanying consolidated financial statements of Mystic Holdings Inc. and Affiliates, which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the 2020 and 2019 financial statements referred to above present fairly, in all material respects, the financial position of Mystic Holdings Inc. and Affiliates, as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mystic Holdings Inc. and Affiliates and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mystic Holdings Inc. and Affiliates’ ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mystic Holdings Inc. and Affiliates’ internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mystic Holdings Inc. and Affiliates’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Garden City, New York
April 28, 2021

F-2

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

CONSOLIDATED BALANCE SHEETS

December 31,	2020	2019

ASSETS
Current Assets:
Cash	2,741,087	247,926
Accounts receivable, net	119,018	261,425
Inventory	2,527,478	1,293,356
Total Current Assets	5,387,583	1,802,707

Due from related parties, net	387,917	-
Property, Equipment and Leasehold Improvements, Net	4,172,774	4,482,906
Intangible assets, net	15,239,247	6,220,375
Goodwill	4,824,104	2,124,673
Other Assets	1,112,590	122,625
TOTAL ASSETS	$31,124,214	$14,753,285

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	2,144,834	845,400
Due to related parties, net	-	1,866,835
Other Current Liabilities	1,250,000	-
Current Maturities of Long Tem Debt	300,000	900,000
Total Current Liabilities	3,694,834	3,612,235

Convertible Debentures	441,646	7,392,240
Convertible Notes Payable	-	200,000
Non-Convertible Notes Payable	7,501,509	5,258,847
Total Liabilities	11,637,989	16,463,322

Stockholders’ Equity:
Common stock, $0.001 par value; 200,000,000 shares authorized 137,320,690 shares issued and 103,239,099 shares outstanding	137,321	104,082
Additional Paid in Capital	27,205,134	4,725,450
Less: Par Value of 34,081,591 shares of treasury stock	(34,082)	(34,082)
Accumulated Deficit	(7,822,148)	(6,505,487)
Total Stockholders’ Equity	19,486,225	(1,710,037)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,124,214	$14,753,285

The accompanying notes are an integral part of the financial statements.

F-3

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2020	2019

GROSS SALES	15,774,578	4,593,109
Returns	(52,067)	(2,290)
Discounts	(2,342,802)	(128,195)
NET SALES	13,379,709	4,462,624

COST OF GOODS SOLD	6,918,254	4,312,106

GROSS PROFIT	$6,461,455	$150,518

OPERATING EXPENSES
Advertising	343,123	63,859
Depreciation	135,427	359,415
Ammortization	1,178,015	74,944
Selling, Office and Administration	5,150,586	1,459,501
TOTAL OPERATING EXPENSES	6,807,151	1,957,719

INCOME (LOSS) FROM OPERATIONS	$(345,696)	$(1,807,201)

OTHER INCOME (EXPENSES)
Interest Expense	(259,608)	(263,628)
Interest Income	169,323	-
Loss on Settlement	(650,000)	-
Miscellaneous Income	426,866	66,186
TOTAL OTHER INCOME	(313,419)	(197,442)

NET INCOME BEFORE PROVISION FOR INCOME TAXES	$(659,115)	$(2,004,642)

Provision for Income Taxes	(657,546)	-

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(1,316,661)	$(2,004,642)

The accompanying notes are an integral part of the financial statements.

F-4

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended December 31, 2020
			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
						$	$
Balance, January 1, 2020	104,081,591	104,082	4,725,450	(34,081,591)	(34,082)	(6,505,487)	(1,710,037)

Issuance of Common Stock	33,239,099	33,239	22,479,684			-	22,512,923

Net Income	-	-	-			(1,316,661)	(1,316,661)

Balance, December 31, 2020	137,320,690	137,321	27,205,134	(34,081,591)	(34,082)	(7,822,148)	19,486,225

Year Ended December 31, 2019
			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
						$	$
Balance, January 1, 2019	103,694,133	103,694	4,625,837	(34,081,591)	(34,082)	(4,500,845)	194,605

Issuance of Common Stock	387,458	387	99,613			-	100,000

Net Income	-	-	-			(2,004,642)	(2,004,642)

Balance, December 31, 2019	104,081,591	104,082	4,725,450	(34,081,591)	(34,082)	(6,505,487)	(1,710,037)

The accompanying notes are an integral part of the financial statements.

F-5

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31,	2020	2019

Cash flows from Operating Activities
Net Profit/(Loss)	(1,316,661)	(2,004,642)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	1,643,669	436,900
Change in Operating Assets and Liabilities:
Accounts Receivable	142,406	(207,006)
Other Assets	(989,965)	145,000
Inventory	(1,234,121)	(515,847)
Employee Advance	-	(6,525)
Accounts payable and accrued expenses	1,299,434	141,730
Other Current Liabilities	1,250,000	-
Net cash provided from (used in) Operating activities	794,763	(2,010,390)

Cash flows from Investing activities
Acquisition of PP&E	(155,504)	(1,192,718)
Acquisition of Intangible Asset	(12,896,317)	(8,419,992)
Net cash provided from (used in) Investing activities	(13,051,821)	(9,612,710)

Cash flows from Financing activities
Loan Paid to Related Party	(2,254,752)	(997,177)
Loan paid to Unrelated party	(800,000)	717,437
Issuance/ (Conversion) of Debenture	(6,950,594)	7,292,240
Issuance of Notes Payable	2,242,662	4,741,410
Issuance of Common Stock	22,512,903	100,000
Net cash provided from (used in) Financing activities	14,750,219	11,853,910

Net Change in cash	2,493,161	230,811
Net Change in cash classified within current assets held for sale
Cash at beginning of period	247,926	17,115
Cash at end of period	$2,741,087	$247,926

The accompanying notes are an integral part of the financial statements.

F-6

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 1: DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2017, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), constructed and operates a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In 2019 the company acquired two retail dispensaries from Medifarm LLC dba Blum, one located just east of the Las Vegas strip on Desert Inn (Blum DI) and the other on Virginia street in Reno (Blum Reno). It was also awarded two additional retail dispensary licenses, one in the city of Las Vegas and the other in Carson City, as a result of a legal challenge to the 2018 State license application process. The company completed a re-branding of the Blum dispensaries to Jade. Co. in 2021. Mystic is a vertically integrated retail and wholesale cannabis company. It operates under Qualcan, Picksy LLC and Picksy Reno LLC, dba Jade Cannabis Co. with sub-brands including Lush Cannabis and Cosmic Cannabis brands. The company has a strong presence in the Nevada cannabis industry with a large cultivation and production facility, two operating dispensaries and two more in the development and construction phase. Mystic is among only a few licensees in a closed State with limited licenses.

The consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC, Picksy LLC, Picksy Reno LLC, Baked Goods, Tinkbell LLC, and Wagon Trail 4145, LLC. Picksy LLC, Picksy Reno LLC, Baked Goods, Tinkbell LLC Qualcan, LLC and Wagon Trail 4145, LLC are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation

NOTE 2: BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of Mystic Holdings, Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under accounting principle generally accepted in the United States) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

We conduct business through a variety of corporate structures, including subsidiaries, variable interest entity (VIE) and primary beneficiary. Subsidiaries are those where we exercise control through 100% ownership, VIE are those where we have controlling interest despite not having a majority of voting rights and primary beneficiary are those where we retain the authority to direct the activities. All of the assets, liabilities, revenues and expenses of our subsidiaries, VIE and primary beneficiary are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

F-7

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. Under this method, the Company recorded the cumulative effect of initially applying the new standard to all contracts as of the date of adoption.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flows. Under the new standard, the Company recognizes a sale as follows.

Cannabis Dispensary, Cultivation and Production

The Company recognizes revenue from manufacturing and distribution product sales when our customers obtain control of our products. Revenue from our retail dispensaries is recorded at the time customers take possession of the product. Revenue from our retail dispensaries is recognized net of discounts, promotional adjustments and returns. We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, excise and local taxes. These taxes are not included in the transaction price and are, therefore, excluded from revenue. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Revenue related to distribution customers is recorded when the customer is determined to have taken control of the product. This determination is based on the customer specific terms of the arrangement and gives consideration to factors including, but not limited to, whether the customer has an unconditional obligation to pay, whether a time period or event is specified in the arrangement and whether the Company can mandate the return or transfer of the products. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with collected taxes recorded as current liabilities until remitted to the relevant government authority.

Disaggregation of Revenue

The company generated revenue through its Cannabis Dispensary, cultivation and Production line. The Company operates in one reportable segments, cultivation operation.

Contract Balances

Due to the nature of the Company’s revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC Topic 606.

Contract Estimates and Judgments

The Company’s revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000. At December 31, 2020, approximately $1,190,922 exceeded the FDIC limit.

Leases

The Company leases facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date that the Company becomes legally obligated to remit rent payments or the date that the Company exercises control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based upon equipment usage. Rent expense associated with contingent rentals are recorded as incurred. The related rent expense is recorded on a straight line basis over the lease term. The cumulative excess of rent payments over rent expense, if any, is accounted for as a deferred lease asset and recorded in “Other Assets”. The cumulative excess of rent expense over rent payments, if any, is accounted for as deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the assets useful life or the lease term.

F-8

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

Valuation of Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of December 31, 2020 and 2019.

F-9

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability. Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities, were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended December 31, 2020 and 2019.

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

F-10

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a policy of capitalizing purchases over $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows:

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. In accordance with ASC 350, “Intangibles—Goodwill and Other, “goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

The Company reviews the goodwill allocated to each of our reporting units for possible impairment annually as of first day of the fourth quarter each fiscal year and whenever events or changes in circumstances indicate carrying amount may not be recoverable. In the impairment test, the Company measures the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where the Company has had an acquisition that benefited more than one reporting unit, The Company has assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

If the carrying amount of a reporting unit is in excess or its fair value, the Company recognizes an impairment charge equal to the amount in excess.

F-11

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment, “intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Dispensary Licenses	14 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period identified.

The Company calculates fair value of our intangible assets as the present value of estimated future cash flows the Company expects to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, the Company uses estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

Intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair value.

Other Assets

Other assets is comprised primarily of deposits for the purchase of real property and security deposits for leased properties in Nevada. The deposits for the purchase of real property are reclassified to Property and Equipment once the purchase is final.

Business Combinations

The Company accounts for its business acquisitions in accordance with ASC 805-10, “Business Combinations.” The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain.

F-12

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

The provision for income taxes consists of the following:

	2020	2019
Net Revenue	$13,975,898	$4,462,624
280E Allocation	$(6,918,254)	$(4,312,106)
Net income	$7.057,644	$150,518
Net Operating Loss Carryforwards	$3,926,473	$3,289,273
Net Taxable Income	$3,131,171	$-
Provison for Taxable Income	$657,546	$-

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for the years ended December 31, 2020 and 2019 were $343,123 and $63,859, respectively.

F-13

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 4: REGULATION A SUBSCRIPTION

On March 2020, the company received qualification from the US Securities and Exchange commission to proceed with the offering. The company continued a securities offering started in 2020 where company will be offering up to 50 million shares of common stock in a securities offering exempt from SEC registration under Regulation A, tier 2. On December 31, 2020, the Company completed a partial closing in the amount of $7,551,667 of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”).

NOTE 5: REVENUE

Revenue disaggregated by revenue source consists of the following:

December 31,	2020	2019
Cultivation and Production	$6,589,126	$4,239,459
Dispensary Sales	$11,523,445	$563,252
Intercompany Elimination	$(4,732,862)	$(331,087)
	$13,379,709	$4,462,624

F-14

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 6: NOTE RECEIVABLE

As of December 31, 2020, and 2019, the company carried accounts receivable of $119,018 & $ 261,425 respectively. The industry in which the company operates does not have large amount of accounts receivable at any given time. Company provides credit term to certain customers which usually are net 15 days. Company has not experienced any bad debts in previous years and it reasonably believes to collect all of its accounts receivable as of December 31, 2020 and 2019. As of December 31, 2020, and 2019, no allowance for doubtful accounts was deemed necessary.

NOTE 7: INVENTORY

Inventory consists of following:

December 31,	2020	2019
Cultivation and Production
Raw Materials	$255,383	$482,025
Work in Progress	$200,017	$-
Finished Goods	$1,664,688	$639,785

Dispensaries
Finished Goods	$407,390	$171,546

	$2,527,478	$1,293,356

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out method. At December 31, 2020 and 2019, Company did not recognize any obsolete in inventory due to impairment or damages in its inventory. As of the date of this report, the COVID-19 pandemic has not adversely affected the valuation of the Company’s finished products, work in process or raw material inventories.

NOTE 8: BUSINESS COMBINATIONS

On May 8, 2019, Picksy LLC (“Purchaser”), a wholly owned subsidiary of Mystic Holdings Inc., entered into Asset Purchase Agreement with MediFarm LLC (“Seller”), for the purchase of MediFarm LLC’s Blum-Desert Inn distribution facility at the purchase price of $10 million. The closing of the purchase agreement was contingent upon obtainment of approval from state of Nevada for the sale and transfer of seller’s existing Cannabis Dispensary license to Purchaser, as well as all associated state or county business licenses or permits. The company received approval of the transfer of interest (TOI) from the Cannabis Compliance Board (CCB), the State regulatory agency in December 2020.

On November 1, 2019, the company entered into an agreement to assume all management responsibilities over the operations of Blum Desert Inn distribution facility. As per the agreement, Picksy LLC would realize all the benefits and bear risks arising from the operations of Desert Inn distribution facility, as well as complete managerial authority over the operations making the Picksy LLC the primary beneficiary of Blum Desert Inn upon execution of the agreement. As per ASC 810-10 “Consolidation”, the company consolidated the financial position and result of operations as of November 1, 2019. Picksy LLC recorded its business combinations as per ASC 805-10 on November 1, 2019 when operational control was transferred from MediFarm LLC. The purchase price was adjusted downward to $9.8 M to give an adjustment to inventory acquired as of November 1, 2019. $1.4M of the purchase price was allocated to tangible assets including inventory, $6.2 million of the purchase price was allocated to intangible assets, and the balance of $2.1 million was attributed to goodwill. (See Note 19- “Intangible Asset and Goodwill”).

On August 19, 2019, Picksy Reno LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings entered into Asset Purchase Agreement with the MediFarm I LLC (“Seller”), for the purchase of distribution facility located at Reno at the purchase price of $13.5 million. As per the agreement, the payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest. The closing of this purchase agreement is contingent upon obtainment of approval from state and local governmental authorities for the sale and transfer of Seller’s existing State licenses to Purchaser, as well as all associated State or County business licenses and permits. The operational control of the Reno distribution facility was not transferred until January 1, 2020. The company received approval of the transfer of interest (TOI) from the Cannabis Compliance Board (CCB), the State regulatory agency in December 2020.

On January 1, 2020, Picksy Reno, LLC (‘Picksy”), a wholly owned subsidiary of Mystic Holdings Inc., entered into a Management Services Agreement with MediFarm I LLC, an unaffiliated third party, to take all management responsibilities of the MediFarm I LLC’s dispensary located at 1085 S Virginia Street, Reno, NV. In consideration of the services performed, the company will be entitled to 85% of the future net profits of the Reno Dispensary. In the event of a loss, the company will be responsible for all future shortfalls. MediFarm’ s 15% interest in the future net income of the Reno Dispensary will be applied to the selling price of related asset sale.

On October 22, 2020, in reference to Asset Purchase agreement dated on August 19, 2019 between MediFarm I LLC (the “Seller”) and Picksy Reno LLC (the “Purchaser”), the parties entered into an agreement pursuant to which Terra Tech Corp. (“Terra Tech”), Seller’s parent corporation elected to substitute the cash portion of adjusted Purchase Price of $8,332,096 for 8,332,096 shares of Mystic (Purchaser parent corporation) common stock. Mystic issued certificate representing the shares to Terra Tech within two business days after the approval of Nevada Cannabis Compliance Board (the “CCB”).

F-15

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 9: ACCOUNT PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2020	2019
Accounts Payable and Accrued Expenses	1,826,255	575,582
Interest Payable	318,579	269,818
	$2,144,834	$845,400

The accounts payable and accrued expenses consists of trade payables arising from company’s normal course of business.

NOTE 10: PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

December 31,	2020	2019
Furniture and Equipment	986,358	864,356
Leasehold Improvements	4,454,418	4,454,418
Vehicle	9,000	9,000
Computer Hardware and Software	101,812	68,310
Subtotal	5,551,588	5,396,084

Accumulated Depreciation	(1,378,814)	(913,178)
Net Total	$4,172,774	$4,482,906

Depreciation expense for the years ended December 31, 2020 and 2019 was $465,606 and $361,944, respectively.

F-16

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 11: RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from (to) related parties as of December 31:

December 31,	2020	2019
Dal Taro Holding II, LLC	-	35,818
Employees4Hire, LLC	27,213	(691,950)
Green Wagon Holding, LLC	360,703	586,797
Ketores Holdings, LLC	-	(1,610,000)
Panorama Crest, LLC	-	(149,450)
Barracco Realty, LLC	-	(3,000)
Related Individual	-	(35,050)
	387,917	$(1,866,835)

Employees4Hire, LLC are owned by related parties of the Company and are used to lease employees to the Company. The balances due to these related entities as of December 31, 2020 and 2019 are due on demand and bear no interest. The company no longer receives services for employee leasing. During the year 2020, Employees4Hire, LLC were paid $1.1 million, of which $313,533 as a final reconciliation settlement.

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month to month basis as further explained in Note 18. The balances due (to) from this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Ketores Holdings, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2020 and 2019 are due on demand and bear no interest.

Related individual is a family member of one of the stockholders of the Company. The balances due to the related individual as of December 31, 2019 began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019. The balance due is fully paid off as of December 31st, 2020.

F-17

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 12: CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 13: BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

F-18

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 14: SHORT-TERM DEBT

Short-term debt consists of the following as of December 31:

	2020	2019
Note Payable to Grass is Greener, LLC,upon receiving financing for the acquisition of Blum and completion of .80 financing round or 6 months from issuing note whichever comes first bearing interest at 12% per annum, with an option of conversion to shares in .80 financing round, unsecured.	-	200,000

Note Payable to Qualcan Canada bearing no interest. Repayment of the note could be in cash or company’s stock at such time and place to be decided by the board of directors. Holder of the note does not have any right to conversion.	501,509	517,437

Note Payable to Medifarm LLC, on closing of purchase agreement entered, due within 12 months from issued date bearing interest at 5% per annum, secured.	2,800,000	2,800,000

Balance Payable to Medifarm LLC, on closing of purchase agreement entered, is being presented as due on demand, bearing no interest.	-	1,941,410

Note Payable to Medifarm LLC, on closing of purchase agreement entered, due within 12 months from issued date bearing interest at 5% per annum, secured.	4,200,000	-

Total Short-term Notes Payable	$7,501,509	5,458,847

As presented in Note 21, the company effected a stock split which was approved by Board of Directors on September 8, 2019 and initially filed with the Secretary of State of Nevada on September 10, 2020 (the “Stock Split”). The number of common voting shares of Qualcan Canada into which the Note Payable to Qualcan Canada (the “Note”) is convertible already accounted for the effect of the Stock Split. There is no further adjustment to the number of shares into which the Note may be converted as a result of the Stock Split.

NOTE 15: LONG-TERM DEBT

Long-term debt consists of the following as of December 31:

	2020	2019
Note Payable to a business, which is in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest until a future settlement is reached, unsecured.	$300,000	$300,000

Note Payable to a business, which is in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest until a future settlement is reached, unsecured.	-	600,000

Total Long-term debt	300,000	900,000
Less: current maturities	(300,000)	(900,000)
Long-Tem Debt	$-	$-

F-19

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 16: DEBENTURES

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qualcan Canada. The conversion price of the debentures issued in the First 2019 Private Placement is C$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is C$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal amount of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of December 31, 2020 and 2019, are $441,646 and $7,392,240 respectively. The company accrued interest of $687,343 and $167,577 for year 2020 and 2019 respectively. Upon conversion of debentures, the accrued interest till conversion date amounted $854,920 was terminated. The accrued interest booked for year 2019 is reported as “Other Income”.

NOTE 17: COMMITMENTS AND CONTINGENCIES

In October 2017, the Company entered into a consultation agreement with Western Desert Holdings, LLC, and a former stockholder. Under the terms of this agreement, the Company incurred consulting expenses of $360,000 and $270,000 for the years ended December 31, 2020 and 2019, respectively, which is included on the accompanying statements of income under the caption “Professional fees”. Future consulting expenses to be incurred by the Company in accordance with this agreement are estimated to be $60,000 for the year ended December 31, 2021.

Uncertain Tax Position

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2020 and 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the Company’s financial statements. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended December 31, 2020 and 2019. Generally, the tax years before 2017 are no longer subject to examination by federal, state or local taxing authorities.

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there was no matters that required an accrual as of December 31, 2020 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

On December 8, 2016, Rauch Organics LLC (“Rauch”) filed a lawsuit in the Eighth Judicial District Court in and for Clark County, Nevada against the company, certain of its subsidiaries and affiliates, and certain related members alleging, among other things, that the company and its affiliates breached the various agreements under which Rauch has not received monies due and owing pursuant to those agreements. Furth more, Rauch alleged that members of the company induced Rauch to enter into various agreements through false or fraudulent misrepresentations. Rauch Plaintiffs, were seeking, among other things, issuance of up to 5% equity interest in the company based upon its loan of $600,000 to the company pursuant to an Agreement for Transfer of Membership Interests dated December 23, 2015. The company denied the allegations of Plaintiff and Qualcan has filed a Counterclaim against Plaintiff and certain companies affiliated with Plaintiff. Qualcan alleged that Plaintiff breached the various agreements, violated its fiduciary duties owed to Qualcan and converted Qualcan’s property by wrongfully destroying certain cannabis corps at or near the time the agreements were terminated. On April 26, 2021, the parties executed a settlement agreement, which, among other terms, provides for a payment of $1,250,000 by us. The settlement is subject to final court approval. The settlement amount is reflected in other current liabilities on our consolidated balance sheets as of December 31, 2020.

F-20

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 18: LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, and an entity sharing the same owners and ownership percentages as the Company, on a month to month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

The scheduled rental payment as per the lease agreement as follows

Periods	Basic Monthly Rent
June 1, 2021 through May 31, 2022	$36,000 per month
June 1, 2022 through May 31, 2023	$39,000 per month
June 1, 2023 through May 31, 2024	$42,000 per month
June 1, 2024 through May 31, 2025	$43,260 per month

The rent increases 3% per year after year 2025.

On May 31, 2019, MediFarm LLC renewed lease agreement with Vegas Godspeed LLC for the operation of its division Blum- Desert Inn at the street address of 1130 Desert Inn Road, Las Vegas, NV 89109, in Las Vegas, Nevada. The lease term is of six years expiring in May 31, 2024.

The scheduled rental payment as per the lease agreement as follows

Periods	Basic Monthly Rent
June 1, 2019 through May 31, 2020	$9,334.74 per month (First Floor)
$1,050.48 per month (Basement)

June 1, 2020 through May 31, 2021	$9,614.78 per month (First Floor)
$1,081.99 per month (Basement)

June 1, 2021 through May 31, 2022	$9,903.23 per month (First Floor)
$1,114.45 per month (Basement)

June 1, 2022 through May 31, 2023	$10,200.32 per month (First Floor)
$1,147.89 per month (Basement)

June 1, 2023 through May 31, 2024	$10,506.33 per month (First Floor)
$1,182.32 per month (Basement)

The company assumed the prior lease agreement between Green Wagon Reno, LLC and MediFarm I, LLC upon taking control over MediFarm I LLC for it Blum Reno facility as on January 1, 2020. The rent per lease agreement is $7,500 with adjustment upon renewal.

Total rent expense for the years ended December 31, 2020 and 2019 were $605,061 and $214,119, respectively.

F-21

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 19: INTANGIBLE ASSETS AND GOODWILL

Goodwill

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities.

Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company conducts its annual goodwill impairment assessment as of the last day of the third quarter, or more frequently under certain circumstances. For the purpose of the goodwill impairment assessment, the Company has the option to perform a qualitative assessment (commonly referred to as “step zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary or a quantitative assessment (“step one”) where the Company estimates the fair value of each reporting unit using a discounted cash flow method (income approach). Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment.

The balance of goodwill at December 31, 2020 and 2019 was $4.8 million and $2.1 million, respectively and was attributed to the Cannabis reportable segment.

The table below summarizes the changes in the carrying amount of goodwill:

Goodwill

Balance, December 31, 2019	2,124,673
Goodwill acquired during 2020	2,699,431
Accumulated impairment loss	-
Balance, December 31, 2020	$4,824,104

The Company completed a preliminary step one assessment as of November 1, 2020 and concluded no adjustment to the carrying value of goodwill wasrequired .The results of the Company’s 2020 goodwill impairment assessments indicated that no other goodwill impairment existed.

Intangible Assets, Net

Intangible assets consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispensary Licenses	14	16,492,206	1,252,959	15,239,247
Subtotal		16,492,206	1,252,959	15,239,247

Total Intangible Assets, Net		16,492,206	1,252,959	15,239,247

	December 31, 2019
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispensary Licenses		6,295,319	74,944	6,220,375
Subtotal		6,295,319	74,944	6,220,375

Total Intangible Assets, Net		6,295,319	74,944	6,220,375

The Company recorded amortization expense of $1,178,015 and $74,944 for the years ended December 31, 2020 and 2019, respectively. Based solely on the amortizable intangible assets recorded at December 31, 2020, the Company estimates amortization expense for the next five years to be as follows:

	Year Ending December 31,
	2021	2022	2023	2024	2025 and thereafter	Total
Amortization Expense	$449,666	$449,666	$449,666	$449,666	$4,421,712	$6,220,375

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors or changes.

F-22

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 20: GOING CONCERN

On July 27, 2020, the company reached a settlement with the State of Nevada, Department of Taxation where the Company was assigned two Cannabis Dispensary license in City of Las Vegas and Carson City.

NOTE 21: STOCK SPLIT

On September 8, 2019, the company’s Board of Directors authorized a 14,350.143-for-1 split of Mystic common stock, increasing the outstanding shares of company common stock from 4,878 to 70,000,000. On September 10, 2020, the Company filed a Certificate of Amendment to the Articles of Incorporation, in order to effect the Stock Split. However, as the Certificate filed on September 10, 2020 did not indicate par value, the Secretary of State of Nevada required the company to re-submit the Certificate of Amendment to the Articles of Incorporation. On December 3, 2020 the company filed a revised Certificate of Amendment to the Articles of Incorporation effective from the date of filing. Fractional shares resulting from the Stock Split were rounded up to the next whole number. All share and earnings per share information have been retroactively adjusted to reflect the stock split.

NOTE 22: STOCK OPTION

Performance Incentive Plan

In September 2019, the shareholders approved the Company’s 2019 Performance Stock Option (the “Stock Option”). Under the terms of the Incentive Plan, up to 13,000,000 shares of common stock may be granted. The Stock Option is administered by the Compensation Committee which is appointed by the Board of Directors. The Committee determines which key employee, officer or director on the regular payroll of the Company, or outside consultants shall receive stock options. Granted options are exercisable after two years from the date of grant in accordance with the terms of the grant up to five years after the date of the grant. The exercise price of any incentive stock option or nonqualified option granted under the Incentive Plan may not be less than 100% of the fair market value of the shares of common stock of the Company at the time of the grant.

Options:

The following options were issued to employees and non-employee Board of Directors and consultants in accordance with the Company’s Performance Incentive Plan.

Grant Date	Number of Options	Exercise Price	Expiration Term

30-Sep-19	4,000,000	0.30	5 years
30-Sep-19	8,863,500	0.80	5 years
30-Sep-19	70,000	1.00	5 years

At December 31, 2020, the Company has shares of common stock reserved for issuance of these options and for options granted previously.

Activity in stock options, including those outside the Performance Incentive Plan, for year-end December 31, 2020, is summarized as follows:

	Shares Under Options	Average Exercise Price

Balance, December 31, 2019	-	-
Options Granted	12,933,500	0.65
Options Exercised	-	-
Options Cancelled/Expired	-	-
Balance, December 31, 2020	12,933,500	0.65

All of the options listed in the above table have no intrinsic value, as their exercise prices are all in excess of the market value of the Company’s common stock as of December 31, 2020.

F-23

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 & 2019

NOTE 23: IMPACT OF COVID-19

In March 2020, the World Health Organization categorized the novel Coronavirus (“COVID-19”) as a pandemic, and the President of the United States of America (“U.S.”) declared the COVID-19 outbreak a national emergency. The spread of the outbreak has caused significant disruptions in the U.S. and global economies, and economists expect the impact will potentially be significant beyond 2020. The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The Company continues to evaluate the global risks and the slowdown in business activity related to COVID-19, including the potential impacts on its employees, customers, suppliers and financial results. As the situation surrounding COVID-19 remains fluid, it is expected to continue having a negative impact to the Company; however, it is difficult to predict the duration of the pandemic and its continued impact on the Company’s business, operations, financial condition and cash flows. There is no certainty that federal, state or local regulations regarding safety measures to address the spread of COVID-19 will not adversely impact the Company’s operations. As of this report, all of the Company’s facilities were open and able to operate at normal capacities. Additionally, as the COVID-19 pandemic progressed, the Company initiated cost reduction actions, including the hiring freezes, employee furloughs, staffing and force reductions, salary reductions, and rent reduction to help mitigate the financial impact of the COVID-19 pandemic. The Company also froze all discretionary spend, implemented strict approvals for capital expenditures and aggressively managed working capital. The Company continues to evaluate further or continued actions as circumstances warrant

NOTE 24: RECENT ACCOUNTING GUIDANCE

In December 2019, the FASB issued an accounting standard update that eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its financial position and results of operations.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This amendment will be effective for private companies and emerging growth companies for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The FASB issued ASU No. 2018-10 “Codification Improvements to Topic 842, Leases” and ASU No. 2018-11 “Leases (Topic 842) Targeted Improvements” in July 2018, and ASU No. 2018-20 “Leases (Topic 842) - Narrow Scope Improvements for Lessors” in December 2018. ASU 2018-10 and ASU 2018-20 provide certain amendments that affect narrow aspects of the guidance issued in ASU 2016-02. ASU 2018-11 allows all entities adopting ASU 2016-02 to choose an additional (and optional) transition method of adoption, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The company currently evaluating the impact that this guidance will have on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. The standard will be effective for us in the last quarter of 2020, but early adoption is permitted. The Company is currently evaluating this update on its financial position and results of operations.

In January 2017, the FASB issued Accounting standard Update No. 2017-04, “Intangibles- Goodwill and Others”, which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. As early adoption is permitted, the company adopted ASU 2017-04 on November 1, 2019. Adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

NOTE 25: SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through April 28, 2021, the date these financial statements were issued.

On January 20, 2021, Mystic Holdings, Inc. (the “Company”) issued a Secured Convertible Promissory Note (the “Convertible Note”), in exchange for a loan in the aggregate principal amount of $2,500,000 with a variable interest rate between 8% and 15% per annum. The Convertible Note contains a voluntary prepayment provision allowing the Company the option to prepay the loan at any time via a conversion of the loan into shares of the Company’s common stock. If the Company elects to trigger the prepayment provision, (i) a prepayment fee applies in the amount of 50% of the original principal balance minus the interest payments paid as of the conversion date, and (ii) the loan amount and prepayment fee convert automatically into shares of the Company’s common stock at a conversion price equal to the lesser of (1) $1.00 and (2) if the Company’s common stock is listed on any exchange, the volume weighted average trading price during the 30-day period preceding the conversion date. As of the date hereof, if the Company elected to prepay the Convertible Note, the Convertible Note would convert into approximately 3,750,000 shares of the Company’s common stock.

On March 26, 2021, Mystic Holdings, Inc. (the “Company”) completed an additional partial closing in the amount of $3,520,175 of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”), bringing the total proceeds from closed sales of the Company’s common stock pursuant to the Offering to $11,071,842.

On April 26, 2021, the company and Rauch Organics LLC agreed to a settlement, which, among other terms, provides for a payment of $1,250,000 by company to Rauch. The settlement is subject to final court approval. The settlement amount is reflected in other current liabilities on our consolidated balance sheets as of December 31, 2020. (See Note 16- “Commitments and Contingencies”).

F-24

MYSTIC HOLDINGS, INC. AND AFFILIATES

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2020 & 2019

INDEPENDENT AUDITOR’S REPORT

ON SUPPLEMENTAL INFORMATION

To the Board of Director(s) of
Mystic Holdings, Inc. and Affiliates

We have audited the financial statements of Mystic Holdings, Inc. and Affiliates, as of and for the period ended December 31, 2020 and 2019, and our report thereon dated April 28, 2021, which expressed an unmodified opinion on those financial statements, appears on page 2. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Garden City, New York
April 28, 2021

F-25

MYSTIC HOLDINGS, INC. AND AFFILIATES

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2020 & 2019

SUPPLEMENTAL INFORMATION

CONSOLIDATED OPERATING EXPENSES

	For the Years Ended December 31,
SELLING, OFFICE AND ADMINISTRATIVE:	2020	2021
Auto & Travel Expense	154,218	42,380
Bank Fees	15,858	2,753
Consulting Expense	221,550	-
Charitable Contributions	1,998	15,977
Insurance	228,446	66,111
Meals and Entertainment	21,523	15,294
Miscellaneous	472,411	9,707
Office Supplies	25,971	17,846
Payroll	2,772,303	-
Postage and Shipping	4,219	1,494
Professional Fees	488,294	373,308
Rent	257,301	16,757
Repairs and Maintenance	60,801	40,332
Safety & Security	33,214	83,003
Taxes, License, Permits and Fees	350,552	740,677
Uniforms	10,678	9,351
Utilities	31,248	24,512
	$5,150,586	$1,459,501

F-26

PART III - EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Articles of Incorporation of Mystic Holdings, Inc.
2.2	Amended and Restated By-laws of Mystic Holdings, Inc.
4.1	Form of Subscription Agreement for Regulation A Offering.
6.1	Share Exchange Agreement, effective September 4, 2019, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.2	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement.
6.3	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement.
6.4	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC.
6.5	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC.
6.6	Amended Commercial Lease Agreement, dated June 30, 2016, between Qualcan, LLC and Green Wagon, LLC.
6.7	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.8	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.9	Assignment and Assumption Agreement, executed on August 24, 2018, between Mystic Holdings, Inc. and Olga Cortese.
6.10	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement.
6.11	Amendment No. 1 to Share Exchange Agreement, effective February 7, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.12	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC.
6.13	Amendment No.2 to Share Exchange Agreement, effective March 11, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.14	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC.
6.15	Letter Agreement, dated as of October 22, 2020 by and among Medifarm I LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp.
6.16	Settlement Agreement, dated as of July 28, 2020, by and among Qualcan, LLC, LivFree Wellness, LLC, MM Development Company, Inc., ETW Management Group LLC, Global Harmony LLC, Just Quality, LLC, Libra Wellness Center, LLC, Rombough Real Estate, Inc., Zion Gardens LLC, Nevada Wellness Center, LLC, Lone Mountain Partners, LLC, Nevada Organic Remedies, LLC, Greenmart of Nevada NLV, LLC, Helping Hands Wellness Center, Inc., CPCM Holdings, LLC, Cheyenne Medical, LLC, Commerce Park Medical, LLC and the State of Nevada, Department of Taxation.
6.17	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures
10.1	Power of Attorney (set forth on signature page of the offering statement).
11.1	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.2	Consent of K.K. Mehta CPA Associates PLLC for Blum-Desert Inn (a division of MediFarm LLC) and MediFarm I LLC.
11.3	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 12.1).
11.4	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.5	Consent of K.K. Mehta CPA Associates PLLC for MediFarm I LLC
11.6	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.7	Consent of K.K. Mehta CPA Associates PLLC for Blum-Desert Inn (a division of MediFarm LLC)
11.8	Consent of K.K. Mehta CPA Associates PLLC for MediFarm I LLC
11.9	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.10	Consent of K.K. Mehta CPA Associates PLLC for Blum-Desert Inn (a division of MediFarm LLC)
11.11	Consent of K.K. Mehta CPA Associates PLLC for MediFarm I LLC
11.12*	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
12.1	Opinion of Olshan Frome Wolosky LLP.

Unless otherwise indicated, exhibit has been previously filed.

* Filed herewith.

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 30, 2021.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chairman and Chief Executive Officer	April 30, 2021
Lorenzo Barracco	(principal executive officer)

/s/ Heather Cranny*	Director, Chief Financial Officer, Treasurer	April 30, 2021
Heather Cranny	and Secretary (principal financial and accounting officer)

/s/ Michael Cristalli*	Director	April 30, 2021
Michael Cristalli

/s/ Daniel V. Perla*	Director	April 30, 2021
Daniel V. Perla

/s/ Sigmund (Sig) Aronson Rogich*	Director	April 30, 2021
Sigmund (Sig) Aronson Rogich

/s/ Alexander Scharf*	Director	April 30, 2021
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact

21